
13000313

NO ACT

PE
12/20/2012



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

Kimberly K. Rubel
Drinker Biddle & Reath LLP
kimberly.rubel@dbr.com

Re: Illinois Tool Works Inc.
Incoming letter dated December 20, 2012

Dear Ms. Rubel:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposal submitted to ITW by William Steiner. We also have received letters on the proponent's behalf dated December 26, 2012 and January 31, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Illinois Tool Works Inc.
Incoming letter dated December 20, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in the charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that ITW may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal and the portions of the supporting statement you reference are materially false or misleading. We also are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that ITW may omit the proposal or portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Illinois Tool Works, Inc. (ITW)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 20, 2012 company request concerning this rule 14a-8 proposal.

The company has not attempted to distinguish its position from *The Boeing Company* (Jan. 29, 2013) in regard to any purported irrelevance.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Maria C. Green <mgreen@itw.com>

William Steiner

[ITW: Rule 14a-8 Proposal, October 22, 2012, Revised November 23, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded its rating of ITW to "C" for increased concern regarding our directors' qualifications and ongoing concern over executive pay – $12 million for our former CEO.

GMI said our highest-paid executives received stock options that simply vested over time, performance-based restricted stock units, and long-term cash awards. Equity pay given as a long-term incentive should include performance-vesting requirements and market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's performance. Long-term cash awards did nothing to link executive performance with long-term shareholder value. Finally, 40% of annual incentive pay for our highest-paid executives continued to be based on our executive pay committee's subjective opinion.

Susan Crown and Robert McCormack were both on the Northern Trust Corporation board. Such intra-board relationships could compromise the independence of our directors. Plus their independence was further eroded by 18-years long-tenure at ITW and they controlled 3 seats on our most important board committees. Added to this – David Smith was our 3rd director on the Northern Trust board and Mr. Smith was on our audit committee.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 26, 2012 10:38 AM
To:	shareholderproposals
Cc:	Maria C. Green
Subject:	# 1 Rule 14a-8 Proposal Illinois Tool Works, Inc. (ITW)'
Attachments:	CCE00002.pdf

Ladies and Gentlemen:
Please see the attached letter regarding the company no action request.
Sincerely,
John Chevedden
cc: William Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Illinois Tool Works, Inc. (ITW)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 20, 2012 company request concerning this rule 14a-8 proposal.

In regard to the supporting text of:
"Currently a 1%-minority can frustrate the will of our 66%-shareholder majority."
This would apply when 67% of shares outstanding cast ballots and only 1% vote against.

The company does not explain how text that follows this sentence of introduction could possibly be perceived as an introduction to the topic of the proposal:
"This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:"

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Maria C. Green <mgreen@itw.com>

William Steiner

From:	Rubel, Kimberly <Kimberly.Rubel@dbr.com>
Sent:	Thursday, December 20, 2012 6:23 PM
To:	shareholderproposals
Cc:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Illinois Tool Works Inc. No Action Request
Attachments:	ITW No Action Request.pdf

Ladies and Gentlemen,

The attached letter is being submitted on behalf of Illinois Tool Works Inc. (Commission File No. 001-04797).

Kimberly K. Rubel
Drinker Biddle & Reath LLP
191 N. Wacker Drive, Suite 3700
Chicago, IL 60606-1698
Direct Dial: (312) 569-1133
Fax: (312) 569-3133
E-mail: kimberly.rubel@dbr.com

DrinkerBiddle&Reath LLP

Kimberly K. Rubel
Partner
312-569-1133 Direct
312-569-3133 Fax
kimberly.rubel@dbr.com

Law Offices
191 N. Wacker Drive
Suite 3700
Chicago, IL
60606-1698

(312) 569-1000
(312) 569-3000 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON D.C.
WISCONSIN

Established 1849

December 20, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
(via e-mail: shareholderproposals@sec.gov)

Re: Illinois Tool Works Inc.
Commission File No. 001-04797

Ladies and Gentlemen:

On behalf of Illinois Tool Works Inc. ("ITW" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, its "2013 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Mr. William Steiner (the "Proponent"). A copy of the Proposal, the Supporting Statement and related correspondence from the Proponent is attached hereto as *Exhibit A*. A copy of the correspondence from ITW to the Proponent is attached hereto as *Exhibit B*.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") and Rule 14a-8(j), this letter and its exhibits are being delivered to the Commission via e-mail to shareholderproposals@sec.gov no later than eighty (80) calendar days before the date the Company expects to file its definitive 2013 Proxy Materials with the Commission. Pursuant to Rule 14a-8(j), the Company is concurrently sending copies of this correspondence to the Proponent in care of Mr. John Chevedden as requested by the Proponent.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company in care of the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

"Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently false and misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently False and Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In addition, Rule 14a-9(a) specifies that false and misleading statements include any statement which "is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

It is the Company's view that the Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because (i) the Proposal includes false and misleading statements with respect to material facts and (ii) the Proposal omits to state material facts necessary to make the statements therein not false and misleading.

A. The Proposal includes false and misleading statements with respect to material facts.

The Proposal's supporting statement asserts, in part, that "[c]urrently a 1%-minority can frustrate the will of our 66%-shareholder majority." This statement is false and misleading on its face, as there is no action that the holders of one percent of the Company's shares could take or prevent a majority of shareholders from taking. Further, this statement would continue to be misleading even if the Proponent were allowed to replace the reference to "1%" with "34%," as supermajority voting requirements only apply in a narrow set of circumstances, such as the approval of a merger or other business combinations. The suggestion that any minority block of shareholders could "frustrate the will" of 66% of shareholders is inherently misleading.

In the alternative, if the Proposal is not excluded, at a minimum the entire portion of the supporting statement that refers to a 1% minority having the ability to frustrate the will of a 66% majority may be excluded under Rule 14a-8(i)(3) because it is false and misleading.

B. The supporting statement included in the Proposal creates confusion for shareholders as to what they are voting on.

The Proposal purports to relate to simple majority voting. The fifth and sixth paragraphs of the Proponent's supporting statement relate to executive compensation. Executive compensation has nothing to do with the subject of simple majority voting, as there are currently no voting requirements requiring a supermajority vote that relate to executive compensation. Similarly, the seventh paragraph of the Proponent's supporting statement relates to director independence, another completely unrelated topic. The Company believes that the inclusion of these irrelevant and misleading arguments creates a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

According to SLB 14B, omission under Rule 14a-8(i)(3) is appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. *See, e.g., Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices

Act, failure to discuss political issues in Indonesia at an annual meeting, and the use of a hover-craft in the context of a proposal to declassify the company's board); *Knight-Ridder, Inc.* (Dec. 28, 1995) (in the context of a proposal regarding stockholder rights plans, the Staff determined that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal").

A significant portion of the Proponent's supporting statement addresses executive compensation and director independence. This statement is false and misleading within the meaning of Rule 14a-9 because it refers to subjects—executive compensation and director independence—that are completely unrelated to the topic of the actual Proposal—simple majority voting. Therefore, the Proposal may be excluded under Rule 14a-8(i)(3) because it is false and misleading.

In the alternative, if the Proposal is not excluded, at a minimum the portions of the supporting statement that refer to executive compensation and director independence may be excluded under Rule 14a-8(i)(3) because they are false and misleading. They are irrelevant to the subject matter of the Proposal and there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

* * * * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action if the Company so omits the proposal. Please call the undersigned at (312) 569-1133 or Janet O. Love, the Company's Deputy General Counsel and Assistant Secretary, at (847) 724-7500 if you should have any questions or need additional information. I would appreciate receiving the Staff's written response when it is available by e-mail at kimberly.rubel@dbr.com.

Very truly yours,



Kimberly K. Rubel

Enclosures

cc: - Maria C. Green (Illinois Tool Works Inc.)
Janet O. Love (Illinois Tool Works Inc.)
William Steiner, c/o John Chevedden

Exhibit A -

The Proposal, Supporting Statement and Related Correspondence -

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 22, 2012 5:34 PM
To: Green, Maria
Cc: Love, Janet
Subject: Rule 14a-8 Proposal (ITW)` `

Dear Ms. Green,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David B. Speer
Chairman of the Board
Illinois Tool Works, Inc. (ITW)
3600 W Lake Ave
Glenview IL 60026
Phone: 847 724-7500
Fax: 847 657-4261

Dear Mr. Speer,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10-17-12
Date

cc: Maria C. Green <mgreen@itw.com>
Corporate Secretary
Alison Donnelly <adonnelly@itw.com>
Corporate Communications Manager

[ITW: Rule 14a-8 Proposal, October 22, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated. And then be replaced by a requirement of a majority of the votes cast for and against proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded its rating of ITW to "C" for increased concern regarding our directors' qualifications and ongoing concern over executive pay – $12 million for former CEO David Speer on a leave of absence to focus on his health.

GMI said our highest-paid executives received stock options that simply vested over time, performance-based restricted stock units, and long-term cash awards. First, equity awards granted as a long-term incentive should include performance-vesting features and market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. Second, long-term cash awards do nothing to tie executive performance with long-term shareholder value. Finally, 40% of annual incentive awards for our highest-paid executives continued to be based on our executive pay committee's subjective opinion.

Susan Crown and Robert McCormack are both on the Northern Trust Corporation board. Such intra-board relationships can compromise the independence of our directors. Plus their independence was further eroded by 18-years long-tenure at ITW and they controlled 3 seats on our most important board committees. Added to this – David Smith is our 3rd director on the Northern Trust board and Mr. Smith is on our audit committee.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Simple Majority Vote Right – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 02, 2012 5:04 PM
To: DeAragon, Tina
Cc: Green, Maria
Subject: Rule 14a-8 Proposal (ITW) tdt

Dear Ms. DeAragon, Attached is the stock ownership letter. Please let me know by Tuesday whether there is any question.
Sincerely,
John Chevedden
cc: William Steiner



November 1, 2012

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 1,400 shares of Du Pont E I De Nemours and Co. (DD), 9,600 shares of Illinois tool Works Incorporated (ITW), 8,600 shares of Nucor Group (NUE), and 11,000 shares of Public SVC Enterprise Group (PEG) in TD Ameritrade Clearing, Inc, DTC #0188, account ending 4470, since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Resource Specialist
TD Ameritrade

TDA 5380 L 09/12

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 23, 2012, 10:21:33 PM CST
To: "Maria C. Green"
Cc: "Janet O. Love"
Subject: Rule 14a-8 Proposal (ITW)``

Dear Ms. Green,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David B. Speer
Chairman of the Board
Illinois Tool Works, Inc. (ITW)
3600 W Lake Ave
Glenview IL 60026
Phone: 847 724-7500
Fax: 847 657-4261

REVISED NOV. 23, 2012

Dear Mr. Speer,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10-17-12
Date

cc: Maria C. Green <mgreen@itw.com>
Corporate Secretary
Alison Donnelly <adonnelly@itw.com>
Corporate Communications Manager

[ITW: Rule 14a-8 Proposal, October 22, 2012, Revised November 23, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded its rating of ITW to "C" for increased concern regarding our directors' qualifications and ongoing concern over executive pay – $12 million for our former CEO.

GMI said our highest-paid executives received stock options that simply vested over time, performance-based restricted stock units, and long-term cash awards. Equity pay given as a long-term incentive should include performance-vesting requirements and market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's performance. Long-term cash awards did nothing to link executive performance with long-term shareholder value. Finally, 40% of annual incentive pay for our highest-paid executives continued to be based on our executive pay committee's subjective opinion.

Susan Crown and Robert McCormack were both on the Northern Trust Corporation board. Such intra-board relationships could compromise the independence of our directors. Plus their independence was further eroded by 18-years long-tenure at ITW and they controlled 3 seats on our most important board committees. Added to this – David Smith was our 3rd director on the Northern Trust board and Mr. Smith was on our audit committee.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Correspondence from ITW to the Proponent

From: DeAragon, Tina -
Sent: Wednesday, October 24, 2012 1:29 PM -
*** FISMA & OMB Memorandum M-07-16 ***
Subject: W. Steiner Shareholder Proposal to Adopt Simple Majority Vote

To: Mr. John Chevedden

Dear Mr. Chevedden,

We are in receipt of a shareholder proposal from William Steiner requesting that the ITW board of directors take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of votes cast or a simple majority. Mr. Steiner's proposal asks that all communications regarding his proposal be directed to you at this email address.

Please be advised that our transfer agent informs us that there is no holder of record in the name of William Steiner, and we have not received any verification that Mr. Steiner otherwise meets the share ownership requirements of Rule 14a-8(b)(1).

If Mr. Steiner or an entity owned by him is the record owner of the shares, please submit the name in which he holds the shares and/or the tax ID number under which the shares are held. If he holds the shares beneficially through a broker or bank, please provide a statement that he beneficially owns the shares, together with either:

- a written statement from the record holder of the shares verifying the number of shares and that, at the time Mr. Steiner submitted his proposal, he had continuously held the shares for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of shares as of or before the date on which the one-year eligibility period begins and his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

In any event, please provide proof of share ownership that satisfies the requirements of Rule 14a-8(b). A copy of Rule 14a-8(b) is attached to this email for your reference. Mr. Steiner is required to transmit his response to this notice within 14 calendar days of your receipt of this notice. If he is unable to provide proof of his share ownership as described above within this time period, we will seek to exclude his proposal based upon his failure to satisfy the requirements of Rule 14a-8(b)(1).

Very truly yours,
Tina DeAragon

Paralegal - Corporate Governance -
and Shareholder Services -
Illinois Tool Works Inc. -
3600 West Lake Avenue -
Glenview, IL 60026 -
Ph: 847-657-4929 -
Fax: 847-657-4600 -

Securities Lawyer's Deskbook

published by **The University of Cincinnati College of Law**


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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

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Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the

company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

    A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

    B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

    C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy